Demeter Management Corporation

July 25, 2008

VIA: EXPRESS MAIL AND EDGAR ELECTRONIC FILING

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Stacie Gorman

Re: Morgan Stanley Managed Futures MV, L.P.

Registration Statement on Form 10

Filed May 30, 2008

File No. 000-53113

Ladies and Gentlemen:

The undersigned registrant, Morgan Stanley Managed Futures MV, L.P. (the “Partnership”) hereby requests that the Commission withdraw the above-referenced Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless the Partnership receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call Timothy P. Selby of Alston & Bird LLP at (212) 210-9494.

Sincerely,

/s/ Walter Davis
Walter Davis
President, Demeter Management Corporation, the General Partner of the Partnership

cc: Timothy P. Selby